

**SAMSUNG ELECTRONICS CO., LTD.**
Samsung Main Building
250, 2-Ka, Taepyung-Ro, Chung-Ku,
Seoul, Korea 100-742
TEL : 727-7721, FAX : 727-7360




05005430

January 24, 2005

VIA AIR COURIER

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549



Re: Samsung Electronics Co., Ltd.
Commission File No. 82-3109
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The following information is provided by Samsung Electronics Co., Ltd. to supplement the submission of documents pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. The enclosed documents (Sale of Property to Related Party) should bring your file on our company up to date.

Should you have any questions with respect to the foregoing, please do not hesitate to call Mr. Jinduk Han of Cleary, Gottlieb, Steen & Hamilton, U.S. counsel to Samsung Electronics Co., Ltd. at (852) 2532-3723. Thank you.

Very truly yours,

Sean Kim
Assistant Manager
Investor Relations Team
Samsung Electronics
Tel) +82-2-727-7531
Fax) +82-2-727-7427
Email) seanway.kim@samsung.com

dlw 1/28


SAMSUNG

ELECTRONICS

January 24, 2005

# Sale of Property to Related Party

- Transaction counter party: SEHF Korea
- Relationship to Samsung Electronics:
  SEHF Korea is a manufacturing subsidiary located in Korea, owned 100% by Samsung Electronics Hainan Fiberoptics (Samsung Electronics' overseas subsidiary)
- Transaction amount: KRW 6,655,200,957
- Transaction property: Inventory of electronic goods, and fiber optics communication products
- Purpose: Sale of inventory due to a transfer of business
- Contract date: January 17, 2005
- The transaction above is not subject to a BOD authorization.